DXI Energy Inc. Receives Consent of Shareholders to Complete Unit Offering

VANCOUVER, BRITISH COLUMBIA, November 6, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), is pleased to announce that in connection with a Unit Offering (the "Offering") in progress and in accordance with the Toronto Stock Exchange ("TSX") rules, the Company obtained the approval, by way of written consent, from its shareholders, which currently holds 114,765,669 shares representing 53% of the issued and outstanding shares of the Company, on a non-diluted basis, to issue greater than 25% of the current issued and outstanding number of shares of 216,518,351.

Pursuant to the Offering, the terms of which were negotiated at arm's length, the Company will issue, on a private placement basis, up to 40,000,000 units (the "Units") at a price of Cdn$0.03 per Unit (the "Unit Offering Price"), which at the date of pricing was the market price at the time of application with the TSX on September 24, 2019 (the 5-day volume-weighted average price of $0.035032 on the TSX) minus a 14.36% discount. Each Unit shall consist of one common share ("Share") and one common share purchase warrant ("Warrant").  Each Warrant shall be exercisable into one common share (a "Warrant Share") at an exercise price of Cdn$0.04 at any time up to one year from the date of issuance. The Company can demand with a 5-business day notice the accelerated expiry within the one-year term if the 5-day VWAP at any time is Cdn$0.09 per share or higher. The Shares and the Warrants that make up the Units will be immediately separable and will be issued separately. The Warrants are governed under the terms of a warrant indenture, which contains standard anti-dilution provisions in certain circumstances, including upon the occurrence of share reorganizations, share reclassifications, and share consolidations or amalgamations.

Following the completion of the Offering, the effect of the transaction is described below:

  There will be no change on the control of the Company and no additional shareholders holding more than 10% of the issued and outstanding shares of the Company. The sole shareholder who holds more than 10% of the issued and outstanding shares of the Company is Robert L. Hodgkinson, a director of the Company.
  There are no voting trusts in place at present, nor will there be any voting trusts in place post-transaction.
  There is no Insider participation in the Offering.
  If the maximum number of shares issuable in the Offering are fully subscribed and the maximum number of Warrants in the Offering are fully exercised, they will represent 37% of the issued and outstanding number of shares, pre-transaction, on a non-diluted basis.

Pursuant to section 607(g)(i) of the TSX Company Manual, the Company was required to obtain approval for the Offering from a majority of its shareholders by way of written consent, on the basis that the shares to be issued in the Offering will be greater than 25% of its issued and outstanding number of shares at a discount to the market price at the time of application with the TSX on October 24, 2019 (the 5-day volume-weighted average price of $0.036078 on the TSX), on a non-diluted basis.

About DXI ENERGY INC.

DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the final use of proceeds and that all necessary final approvals will be obtained. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, or applicable state securities laws, and may not be offered or sold to persons in the United States absent registration or an exemption from such registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.
Simon Raven      David Matheson
President & CEO    CFO
403-875-2508      604-638-5054
sraven@dxienergy.com    dmatheson@dxienergy.com